metabolic

SEC
Mail Processing
Section

MAY 2 9 2008

Washington DC
102

PROCESSED

MAY 2 7 2008

THOMSON REUTERS

1 May, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A. [redacted]

EXPRESS POST

08002673

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
8 April 2008	ASX	Notice of Ceasing to be a Substantial Holder	2
29 April 2008	ASX	Dr Roland Scollay – resignation from Board	2
30 April 2008	ASX	Notice of Initial Substantial Holder	4
30 April 2008	ASX	Appointment of Director	2
30 April 2008	ASX	Appendix 3Z - Final Director's Interest Notice	3
30 April 2008	ASIC	Form 484 – Changes to Directors	3
1 May 2008	ASX	Appendix 3X - Initial Director's Interest Notice	19

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Financial Controller & Company Secretary

dw 5/21

(MPSEC1-5-08.doc)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	08-Apr-2008
Time	16:22:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

FORM 605
Corporations Act 2001
Section 671B

NOTICE OF CEASING TO BE A SUBSTANTIAL HOLDER

To: Company Name/Scheme MBP - Metabolic Pharmaceuticals Limited

ACN/ARSN 083 866 862

1. Details of Substantial Holder(1)

Name Acorn Capital Limited

ACN/ARSN (if applicable) 082 694 531

There was a change in the interests of the substantial holder on 08-Apr-2008

The previous notice was given to the company on 29-Dec-2006

The previous notice was dated 29-Dec-2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
29-Dec-2006 to 08-Apr-2008	Acorn Capital Limited	Sale	$714,000.00	23,800,000	23,800,000

3. Changes in Associates

The persons who have become associates (2) of, ceased to be associates, or have change the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

Print Name BARRY FAIRLEY

Capacity Managing Director

Sign Here

Date 08-Apr-2008

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	29-Apr-2008
Time	12:36:34
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Dr Roland Scollay steps down from Metabolic Board

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

metabolic

ASX Announcement

ASX code: MBP

Dr Roland Scollay steps down from Metabolic Board

Melbourne, 29 April 2008. Metabolic Pharmaceuticals Limited ("Metabolic") today announced that the current CEO, Dr Roland Scollay has resigned from Metabolic's Board of directors. Dr Scollay will work with the Board to ensure a smooth transition and will be leaving the Company to pursue other interests.

Mr Rob Stewart, Chairman of Metabolic, said that the Board was grateful to Dr Scollay for his contributions during his term, in particular for his high level of professionalism in the last year, which has been a difficult time for the Company.

The Board will continue to focus on finding an M&A transaction that will build shareholder value in the medium term, as Metabolic's research stage projects are at an early stage. Combining the Company's cash, which is currently around $16.8 million, with additional assets acquired through an M&A transaction is expected to diversify Metabolic's activities and reduce the risk inherent in the Company's existing portfolio.

For further information, contact:
Diana Attana, Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	30-Apr-2008
Time	09:08:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	METABOLIC PHARMACEUTICALS LIMITED
ACN/ARSN	083 866 862

1. Details of substantial holder (1)

Name	IAIN MACGREGOR CRAWFORD KIRKWOOD
ACN/ARSN (if applicable)	Not applicable.

The holder became a substantial holder on 28/04/2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	37,262,424	37,262,424	12.38%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
I M C KIRKWOOD	Shareholder (indirect)	ORD 1,249,723
I M C KIRKWOOD	Purchase of shares (indirect)	ORD 36,012,701

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer to Attachment "A"			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer to Attachment "A"				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Refer to Attachment "A"	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Attachment "A"	

Signature

print name IAIN MACGREGOR CRAWFORD KIRKWOOD capacity

sign here [signature] date 30/04 /2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is annexure "A" of 1 page referred to in form 603 Notice of substantial holder

Company name/scheme (refer to form): METABOLIC PHARMACEUTICALS LIMITED
ACN: 083 866 862

Substantial holder (refer item 1 of form): IAIN MACGREGOR CRAWFORD KIRKWOOD

Statement (Corporations Act s671(4)(b)): Edward St. Consulting Pty Ltd has agreed to purchase 36,012,701 ordinary shares held by Polychip Pharmaceuticals Pty Ltd for $1,728,609.65 payable on completion of the purchase.

Item 4 Details of present registered holders

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
I M C Kirkwood	Edward St. Consulting Pty Ltd	Edward St. Consulting Pty Ltd	ORD 1,200,000
I M C Kirkwood	Trust Company Superannuation Services Ltd	Trust Company Superannuation Services Ltd	ORD 49,723
I M C Kirkwood	Polychip Pharmaceuticals Pty Ltd	Edward St. Consulting Pty Ltd upon completion of purchase	ORD 36,012,701

Item 5 Consideration

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
I M C Kirkwood	11-04-2008	40,482.20	n/a	Ord 1,200,000
I M C Kirkwood	11-04-2008	1,690.58	n/a	ORD 49,723
I M C Kirkwood	28-04-2008	1,728,609.65	n/a	ORD 36,012,701

Item 6 Associates

Name and ACN/ARSN (if applicable)	Nature of association
Edward St. Consulting Pty Ltd ACN 099 091 540	The substantial holder has power to control the registered holder

Item 7 Addresses

Name	Address
I M C Kirkwood	50 Edward Street, Sandringham, Vic, 3191
Edward St. Consulting Pty Ltd	50 Edward Street, Sandringham, Vic, 3191
Trust Company Superannuation Services Ltd	PO Box 361, Collins Street West, Vic, 8007
Polychip Pharmaceuticals Pty Ltd	Level 1, 10 Wallace Avenue, Toorak, Vic, 3142

Print name: IAIN MACGREGOR CRAWFORD KIRKWOOD Capacity: n/a

Sign here: [signature] Date: 30/04/2008

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	30-Apr-2008
Time	10:17:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Appointment

metabolic

ASX Announcement **ASX code: MBP**

Appointment of Non-Executive Director

Melbourne, 30 April 2008. Metabolic Pharmaceuticals Limited ("Metabolic") today announced the appointment of Mr Iain Kirkwood as a non-executive director of the Company, effective immediately.

Mr Kirkwood is an experienced private consultant, investor and non-executive director (of both listed and unlisted public companies). He has had a successful financial career spanning 30 years in a range of industries including auditing, resources, manufacturing and, in more recent years, in healthcare, holding a range of senior financial and general management positions in Santos Ltd, Pilkington plc, F H Faulding & Co Ltd and Clinuvel Pharmaceuticals Ltd (formerly EpiTan Ltd).

He is currently a non-executive director of Medical Developments International Ltd, a leading Australian healthcare company in pain relief and respiratory management; the Vision Group Holdings Ltd, a leading provider of private ophthalmic services; Wealthcare Custodians Ltd, an unlisted funds management company; and Chairman of MEMS-ID Pty Ltd, a start-up device technology company that is developing an automated medical device tracking system.

The Chairman, Mr Rob Stewart, said "we have been looking for some time to add an additional director to the Company and are pleased to be able to appoint someone with Iain's very strong financial and commercial experience and background in the bio-tech industry".

Mr Kirkwood said "I am delighted to be joining the Board of Metabolic so that I can contribute to charting the Company's strategic direction at this important juncture".

Mr Kirkwood is a current shareholder of Metabolic who, together with associated interests, has entered into a contract to acquire the 36,012,701 Metabolic shares held by Circadian Technologies Limited and as a result has become a substantial shareholder in Metabolic.

For further information, contact:
Diana Attana, Assistant Company Secretary/IRO **E: diana.attana@metabolic.com.au** **T: +61 3 9860 5700**

About Metabolic

Metabolic Pharmaceuticals Limited (ASX: MBP, NASDAQ OTC: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development.

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	30-Apr-2008
Time	10:48:35
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director`s Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	METABOLIC PHARMACEUTICALS LIMITED
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**ROLAND SCOLLAY**
Date of last notice	**17 November 2006**
Date that director ceased to be director	**29 April 2008**

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities: - 20,000 Fully Paid Ordinary Shares (ASX Code: MBP) - 1,500,000 unquoted options (ASX Code: MBPAQ) - 228,302 unquoted Performance Rights (ASX Code: MBPAA) - 376,748 unquoted Performance Rights (ASX Code: MBPAB)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** **NIL**

Part 3 – Director's interests in contracts

Detail of contract	**NIL**
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
45948327

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
30/04/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
29/04/08
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Scollay

Given names: Roland Guy

Date of birth
07/09/47
[D D] [M M] [Y Y]

Place of birth (town/city): Surrey

(~~state~~/country): United Kingdom

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
__ __/__ __/__ __
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth
__ __/__ __/__ __
[D D] [M M] [Y Y]

Place of birth (town/city)

(state/country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director

Date of appointment

Date of appointment
30/04/08
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name: Kirkwood
Given names: Iain MacGregor Crawford

Date of birth
14/05/52
[D D] [M M] [Y Y]

Place of birth (town/city): Hessle
(~~state~~/country): United Kingdom

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is:

Street number and Street name: 50 Edward Street
Suburb/City: Sandringham
State/Territory: VIC
Postcode: 3191
Country (if not Australia):

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (if applicable)
_ _ / _ _ / _ _
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	01-May-2008
Time	09:22:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice - Appendix 3X

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	METABOLIC PHARMACEUTICALS LIMITED
ABN	96 083 866 862

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	IAIN KIRKWOOD
Date of appointment	30 APRIL 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Name of Holder: - Edward St. Consulting Pty Ltd **Nature of Interest:** - Director	**1,200,000 fully paid ordinary shares** (ASX Code: MBP)
Name of Holder: - Trust Company Superannuation Services Ltd **Nature of Interest:** - As Trustee of superannuation fund	**49,723 fully paid ordinary shares** (ASX Code: MBP)

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**Contract between Polychip Pharmaceuticals Pty Ltd and Edward St Consulting Pty Ltd to acquire 36,012,701 fully paid ordinary Metabolic Pharmaceuticals Limited shares.**
Nature of interest	**As a Director of Edward St Consulting Pty Ltd**
Name of registered holder (if issued securities)	**Polychip Pharmaceuticals Limited**
No. and class of securities to which interest relates	**36,012,701 fully paid ordinary shares** (ASX Code: MBP)

+ See chapter 19 for defined terms.

END